X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED 2007 NOV 27 A 12:35

DELIVERED BY MAIL

November 13, 2007

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

07028192

To Whom It May Concern:

SUPPL

Re: XCL - EXEMPTION # 82-1655

You will find enclosed :

- A News Release for X-Cal Resources Ltd. dated November 13, 2007
- A Material Change Report dated November 13, 2007

Sincerely,

X-CAL RESOURCES LTD.

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

Sharon MacLellan

cws/encl

X-Cal Resources Ltd.

TSX/XCL **November 13, 2007**

News Release

FACILITIES NORTH DRILL RESULTS and PROGRESS REPORT

X-CAL Resources is pleased to announce results from 27 Facilities North development drill holes and to report that all data for the West Wood Area, Facilities North, Facilities South and Heap Leach Pads at Sleeper will be submitted to independent qualified persons for review and mineral inventory calculations:

West Wood: 97 drill holes, within an area 275 x 300 meters.
Facilities North: 323 drill holes, within an area 600 x 700 meters.
Facilities South: 185 drill holes, within an area 750 x 300 meters.
Heap Leach Pads: trenching results, drill data and in-depth study of mine production data and reconciliation (Sonic drill program in progress).

A geologic model will also be submitted.

Metallurgical testing is ongoing at Kappes Cassiday & Associates (KCA).
Mine Development Associates (MDA) will head mineral inventory calculations.

Management sees the pending mineral inventory for Sleeper as a foundation to be built upon.

Exploration of the North West Target and the 1500-meter favorable area between NW and West Wood is a priority. Drill intercepts such as 209.2 feet averaging 0.311 opt. Au (10.67 gpT.) and 110 feet averaging 0.633 opt. Au (21.72 gpT.) at West Wood, illustrate the exploration potential of targets that are located parallel to the west side of the Sleeper Pit. (See: West Wood Assay Highlights, photo of NW target drill core and long-section/illustration in 2007 X-Cal Annual Report).

FACILITIES AREA

The Facilities North Area drilling has returned consistent values, which demonstrate heap leach potential and include some higher-grade values.

A near term goal is: to assess the potential to blend Facilities mineralization with already mined material from Pads # 1 thru # 4 into a new efficient heap leach.

The Facilities Area is located on the east side of the Sleeper Pit.

The following drill intercepts complete the 2007 Facilities North development drill program:

HOLE	FROM feet	TO feet	LENGTH feet	Au opt	FROM meters	TO meters	LENGTH meters	Au gpT
XC-07-44	235	270	35	0.021	72	82	11	0.720
XR-07-86	410	445	35	0.015	125	136	11	0.514
	595	635	40	0.033	181	194	12	1.131
	675	725	50	0.032	206	221	15	1.097
XC-07-08	108	177	69	0.016	33	54	21	0.549
	220	274	54	0.012	67	84	16	0.411
	381	468	87	0.013	116	143	27	0.446
XR-07-99	380	475	95	0.025	116	145	29	0.857
	570	615	45	0.011	174	187	14	0.377
	615	620	5	0.404	187	189	2	13.851
	620	695	75	0.011	189	212	23	0.377
XR-07-108	0	30	30	0.013	0	9	9	0.446
	95	180	85	0.011	29	55	26	0.377
	210	285	75	0.012	64	87	23	0.411
XR-07-109	105	135	30	0.011	32	41	9	0.377
	420	470	50	0.027	128	143	15	0.926
XR-07-78	115	260	145	0.020	35	79	44	0.686
XC-07-09	117	140	23	0.026	36	43	7	0.891
	140	150	10	0.190	43	46	3	6.514
	150	252	102	0.030	46	77	31	1.029
	300	359	59	0.017	91	109	18	0.583

XR-07-103	45	135	90	0.011	14	41	27	0.377
	320	385	65	0.015	98	117	20	0.514
	470	490	20	0.049	143	149	6	1.680
	530	620	90	0.012	162	189	27	0.411
XC-07-43	385	414	29	0.027	117	126	9	0.926
	426	503	60	0.011	130	153	23	0.377
XR-07-88	25	55	30	0.021	8	17	9	0.720
XR-07-85	545	585	40	0.020	166	178	12	0.686
XR-07-91	495	550	55	0.011	151	168	17	0.377
XR-07-110	0	50	50	0.013	0	15	15	0.446
	230	340	110	0.018	70	104	34	0.617
XR-07-105	420	455	35	0.015	128	139	11	0.514
XR-07-107	480	505	25	0.015	146	154	8	0.514
XR-07-92	85	120	35	0.011	26	37	11	0.377
	440	525	85	0.013	134	160	26	0.446
	545	570	25	0.015	166	174	8	0.514
XR-07-93	590	610	20	0.018	180	186	6	0.617
	620	630	10	0.226	189	192	3	7.749
XR-07-98	215	250	35	0.017	66	76	11	0.583
	305	355	50	0.014	93	108	15	0.480
	420	485	65	0.018	128	148	20	0.617
XR-07-104	460	510	50	0.021	140	155	15	0.720
XR-07-94	45	120	75	0.011	14	37	23	0.377
	190	235	45	0.011	58	72	14	0.377
XR-07-113	50	95	45	0.012	15	29	14	0.411
	200	235	35	0.014	61	72	11	0.480
	400	450	50	0.022	122	137	15	0.754
XR-07-106	105	180	75	0.013	32	55	23	0.446
	390	520	130	0.025	119	158	40	0.857
	625	630	5	0.379	191	192	2	12.994
XR-07-97	170	275	105	0.014	52	84	32	0.480

XR-07-95	55	145	90	0.024	17	44	27	0.823
	190	330	140	0.018	58	101	43	0.617
XR-07-96	265	400	135	0.013	81	122	41	0.446
XR-07-97	170	275	105	0.014	52	84	32	0.480
XR-07-112	85	115	30	0.014	26	35	9	0.480
	455	495	40	0.027	139	151	12	0.926
	705	755	50	0.017	215	230	15	0.583

HEAP LEACH PADS Sonic Drill Program

The Sonic Drill Program on the Heap Leach Pads at Sleeper should be completed, near month end. Approximately 20 tons of samples from 40 drill sites on Pads # 1 thru #4 are being shipped to Kappes Cassiday for testing.

Approximately 48 million Tons of mineralized material was piled on Heap Leach Pads #1 thru # 5 during operations at Sleeper, which occurred between 1986 and 1996. Dense assay data from production records has indicated a significant portion of the mineralization was not recovered. Current drilling is designed to verify the content of the pads and recoverability (See October 16, 2007 News Release).

SUMMARY

The 30 square mile epithermal gold district contains well defined mine scale targets summarized in Dr Richard Sillitoe's paper on Sleeper Exploration Potential and Evolution of The Sleeper Gold Property by Robert Thomason, MSc. both publications can be found at www.x-cal.com.

Sleeper is located in prime gold production territory, North Central Nevada.

The potential for the property to contain new high-grade veins is the primary exploration upside.

Previous operations at Sleeper concentrated on milling of very high-grade ore such the Sleeper Vein. Heap leach operations were secondary and inefficient.

Management is very pleased with the progress made during 2007 to date. We look forward to the mineral inventory calculations and a new NI-43-101 report for the Sleeper Gold Property.

The contents of this release have been reviewed by Robert Thomason, *M.Sc.* and Larry Kornze, *P.Eng.*, who are "Qualified Persons" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements
This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

FORM 53-901.F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85" AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1. **Reporting Issuer**

X-Cal Resources Ltd.
P.O. Box 48479 Bentall Centre
Vancouver, British Columbia V7X 1A0
Telephone: 604-662-8245

2. **Date of Material Change**

November 13, 2007

3. **Press Release**

A Press release was disseminated on November 13, 2007.

4. **Summary of Material Change**

X-CAL Resources is pleased to announce results from 27 Facilities North development drill holes and to report that all data for the West Wood Area, Facilities North, Facilities South and Heap Leach Pads at Sleeper will be submitted to independent qualified persons for review and mineral inventory calculations:

West Wood: 97 drill holes, within an area 275 x 300 meters.
Facilities North: 323 drill holes, within an area 600 x 700 meters.
Facilities South: 185 drill holes, within an area 750 x 300 meters.
Heap Leach Pads: trenching results, drill data and in-depth study of mine production data and reconciliation (Sonic drill program in progress).

5. **Full Description of Material Change**

See Schedule "A" Below

6. **Reliance on Section 85(2) of the Securities Act (British Columbia)**

N/A

7. **Omitted Information**

No information has been intentionally omitted from this form.

8. **Senior Officers**

The following senior officer of the Issuer may be contacted about the material change:

Shawn Kennedy
Telephone: 604-662-8245

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on November 13, 2007.

X-CAL RESOURCES LTD.

"Shawn Kennedy"

By: ______________________________
Shawn Kennedy, President

SCHEDULE "A"

X-Cal Resources Ltd.

TSX/XCL **News Release** **November 13, 2007**

FACILITIES NORTH DRILL RESULTS and PROGRESS REPORT

X-CAL Resources is pleased to announce results from 27 Facilities North development drill holes and to report that all data for the West Wood Area, Facilities North, Facilities South and Heap Leach Pads at Sleeper will be submitted to independent qualified persons for review and mineral inventory calculations:

West Wood: 97 drill holes, within an area 275 x 300 meters.
Facilities North: 323 drill holes, within an area 600 x 700 meters.
Facilities South: 185 drill holes, within an area 750 x 300 meters.
Heap Leach Pads: trenching results, drill data and in-depth study of mine production data and reconciliation (Sonic drill program in progress).

A geologic model will also be submitted.

Metallurgical testing is ongoing at Kappes Cassiday & Associates (KCA).
Mine Development Associates (MDA) will head mineral inventory calculations.

Management sees the pending mineral inventory for Sleeper as a foundation to be built upon.

Exploration of the North West Target and the 1500-meter favorable area between NW and West Wood is a priority. Drill intercepts such as 209.2 feet averaging
0.311 opt. Au (10.67 gpT.) and 110 feet averaging 0.633 opt. Au (21.72 gpT.)
at West Wood, illustrate the exploration potential of targets that are located parallel to the west side of the Sleeper Pit. (See: West Wood Assay Highlights, photo of NW target drill core and long-section/illustration in 2007 X-Cal Annual Report).

FACILITIES AREA

The Facilities North Area drilling has returned consistent values, which demonstrate heap leach potential and include some higher-grade values.

A near term goal is: to assess the potential to blend Facilities mineralization with already mined material from Pads # 1 thru # 4 into a new efficient heap leach.

The Facilities Area is located on the east side of the Sleeper Pit.

The following drill intercepts complete the 2007 Facilities North development drill program:

HOLE	FROM feet	TO feet	LENGTH feet	Au opt	FROM meters	TO meters	LENGTH meters	Au gpT
XC-07-44	235	270	35	0.021	72	82	11	0.720
XR-07-86	410	445	35	0.015	125	136	11	0.514
	595	635	40	0.033	181	194	12	1.131
	675	725	50	0.032	206	221	15	1.097
XC-07-08	108	177	69	0.016	33	54	21	0.549
	220	274	54	0.012	67	84	16	0.411
	381	468	87	0.013	116	143	27	0.446

XR-07-99	380	475	95	0.025	116	145	29	0.857
	570	615	45	0.011	174	187	14	0.377
	615	620	5	0.404	187	189	2	13.851
	620	695	75	0.011	189	212	23	0.377
XR-07-108	0	30	30	0.013	0	9	9	0.446
	95	180	85	0.011	29	55	26	0.377
	210	285	75	0.012	64	87	23	0.411
XR-07-109	105	135	30	0.011	32	41	9	0.377
	420	470	50	0.027	128	143	15	0.926
XR-07-78	115	260	145	0.020	35	79	44	0.686
XC-07-09	117	140	23	0.026	36	43	7	0.891
	140	150	10	0.190	43	46	3	6.514
	150	252	102	0.030	46	77	31	1.029
	300	359	59	0.017	91	109	18	0.583
XR-07-103	45	135	90	0.011	14	41	27	0.377
	320	385	65	0.015	98	117	20	0.514
	470	490	20	0.049	143	149	6	1.680
	530	620	90	0.012	162	189	27	0.411
XC-07-43	385	414	29	0.027	117	126	9	0.926
	426	503	60	0.011	130	153	23	0.377
XR-07-88	25	55	30	0.021	8	17	9	0.720
XR-07-85	545	585	40	0.020	166	178	12	0.686
XR-07-91	495	550	55	0.011	151	168	17	0.377
XR-07-110	0	50	50	0.013	0	15	15	0.446
	230	340	110	0.018	70	104	34	0.617
XR-07-105	420	455	35	0.015	128	139	11	0.514
XR-07-107	480	505	25	0.015	146	154	8	0.514
XR-07-92	85	120	35	0.011	26	37	11	0.377
	440	525	85	0.013	134	160	26	0.446
	545	570	25	0.015	166	174	8	0.514
XR-07-93	590	610	20	0.018	180	186	6	0.617
	620	630	10	0.226	189	192	3	7.749
XR-07-98	215	250	35	0.017	66	76	11	0.583

	305	355	50	0.014	93	108	15	0.480
	420	485	65	0.018	128	148	20	0.617
XR-07-104	460	510	50	0.021	140	155	15	0.720
XR-07-94	45	120	75	0.011	14	37	23	0.377
	190	235	45	0.011	58	72	14	0.377
XR-07-113	50	95	45	0.012	15	29	14	0.411
	200	235	35	0.014	61	72	11	0.480
	400	450	50	0.022	122	137	15	0.754
XR-07-106	105	180	75	0.013	32	55	23	0.446
	390	520	130	0.025	119	158	40	0.857
	625	630	5	0.379	191	192	2	12.994
XR-07-97	170	275	105	0.014	52	84	32	0.480
XR-07-95	55	145	90	0.024	17	44	27	0.823
	190	330	140	0.018	58	101	43	0.617
XR-07-96	265	400	135	0.013	81	122	41	0.446
XR-07-97	170	275	105	0.014	52	84	32	0.480
XR-07-112	85	115	30	0.014	26	35	9	0.480
	455	495	40	0.027	139	151	12	0.926
	705	755	50	0.017	215	230	15	0.583

HEAP LEACH PADS Sonic Drill Program

The Sonic Drill Program on the Heap Leach Pads at Sleeper should be completed, near month end. Approximately 20 tons of samples from 40 drill sites on Pads # 1 thru #4 are being shipped to Kappes Cassiday for testing.

Approximately 48 million Tons of mineralized material was piled on Heap Leach Pads #1 thru # 5 during operations at Sleeper, which occurred between 1986 and 1996. Dense assay data from production records has indicated a significant portion of the mineralization was not recovered. Current drilling is designed to verify the content of the pads and recoverability (See October 16, 2007 News Release).

SUMMARY

The 30 square mile epithermal gold district contains well defined mine scale targets summarized in Dr Richard Sillitoe's paper on Sleeper Exploration Potential and Evolution of The Sleeper Gold Property by Robert Thomason, MSc. both publications can be found at www.x-cal.com.

Sleeper is located in prime gold production territory, North Central Nevada.

The potential for the property to contain new high-grade veins is the primary exploration upside.

Previous operations at Sleeper concentrated on milling of very high-grade ore such the Sleeper Vein. Heap leach operations were secondary and inefficient.

Management is very pleased with the progress made during 2007 to date. We look forward to the mineral inventory calculations and a new NI-43-101 report for the Sleeper Gold Property.

The contents of this release have been reviewed by Robert Thomason, *M.Sc.* and Larry Kornze, *P.Eng.*, who are "Qualified Persons" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

END